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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Tenth Meeting of the Six Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 March 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-006

ANNOUNCEMENT on resolutions passed at

the tenth MEETING of the SIX SESSION OF THE board OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 26 March 2013, China Southern Airlines Company Limited (the "Company") held the tenth meeting of the sixth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present was 12, of which 12 attended in person. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were considered by the Directors and passed unanimously at the meeting:

I. considered and approved the full text and summary of the 2012 annual report and results announcement for the year 2012 (including financial statements prepared under the PRC accounting standards and the IFRSs as well as the Report of the Directors).

II. considered and approved the profit distribution proposal of the year 2012.

Under the PRC accounting standards, as at 31 December 2012, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB2,105 million. Under the IFRSs, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB1,109 million.

The Board hereby proposed to declare a cash dividend of RMB490,878,350, or RMB0.50 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares. The profit distribution proposal is subject to approval by shareholders at the general meeting.

III. considered and approved the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2012".

The full text of the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2012" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

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IV. considered and approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting for the year 2013 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013, and the authorization to the Board to fix their remuneration according to actual work conditions.

Please refer to the "Announcement regarding the change of auditors of China Southern Airlines Company Limited" published by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) for details of this resolution.

V. considered and approved "The Official Duties Report of Independent Non-executive Directors of China Southern Airlines Company Limited for the Year 2012".

The full text of the "The Official Duties Report of Independent Non-executive Directors of China Southern Airlines Company Limited for the Year 2012" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VI. considered and approved the "Internal Control Appraisal Report of China Southern Airlines Company Limited for the Year 2012".

The full text of the "Internal Control Appraisal Report of China Southern Airlines Company Limited for the Year 2012" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VII. considered and approved the "Corporate Social Responsibility Report of China Southern Airlines Company Limited for the Year 2012".

The full text of the "Corporate Social Responsibility Report of China Southern Airlines Company Limited for the Year 2012" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VIII. considered and approved the proposal to be submitted to the general meeting to authorise the Board to allot, issue and deal with additional shares of the Company:

1) subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as "Shares") and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

2) this approval shall authorize the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

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3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company's existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

4) for the purpose of this resolution: "Relevant Period" means the period from the passing of this resolution until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the 12 months period following the passing of this resolution; and

(c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company's shareholders in general meetings.

This proposal is subject to the approval at the general meeting. As a special reminder, according to relevant laws and regulation of mainland China, given the foresaid authorisation, the Company is still subject to approval at the general meeting for issuing new A Shares.

IX. considered and approved the proposal to be submitted to the general meeting to authorize the Board to increase the registered capital of the Company to reflect the issue of Shares authorised under the proposed resolution - "to authorise the Board to allot, issue and deal with additional shares of the Company" as mentioned above, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

X. considered and approved the proposal to be submitted to the general meeting to authorize the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple trance(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

The details of the resolution are as follows:

(I). Issuance Plan

The relevant debt financing instruments include but not limited to corporate bonds, ultra- short-term financing bills, short-term financing bills, mid-term notes.

(II). Particulars of Proposed Issuance

(i) Issuer: the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according the needs of issuance.

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(ii) Issue size: the total balance of the debt financing instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size of the relevant debt financing instruments shall be determined by the Board according to the capital needs and the market situations.

(iii) Term and type: not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations.

(iv) Use of proceeds: the proceeds to be raised from the issuance are intended to be used towards meeting the demand of the Company's operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs.

(v) Term of validity of the resolution: from the date of the passing of the resolution at the general meeting to the date of the annual general meeting of the Company for the year ended 31 December 2013.

If the Board and/or its authorised person have resolved to issue the debt financing instruments within the term of the mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the validity period of such approval, permission or registration.

(III). Authorisation to the Board

It is proposed to the shareholders at the general meeting to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i) to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the proposed issuance (including, but not limited to, the issue size, principle amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the proposed issuance);

(ii) to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the issuance on behalf of the Company, execute all necessary documents, and handle any other matters relating to the issuance, repayment arrangement and trading in relation to the proposed issuance);

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(iii) to approve, confirm and ratify any action or procedure relating to the proposed issuance as mentioned above already taken by the Company;

(iv) to make adjustments to the specific proposals for the proposed issuance in accordance with the comments from the relevant regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the proposed issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company;

(v) to determine and handle all relevant matters relating to the listing of the debt financing instruments upon the completion of the proposed issuance; and

(vi) to approve, execute and despatch any announcements or circulars relating to the proposed issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the shares are listed.

XI. approved the convening of the Annual General Meeting for the year 2012 (the "AGM") to consider and approve, inter alia, the aforesaid resolutions 1, 2, 4, 8, 9, 10 and the Report of Supervisory Committee for the year 2012. The Company Secretary Office is hereby designated to attend to the relevant matters regarding the AGM. Further details of the arrangement of the AGM with timing, place, agenda and proposals will be announced separately.

The Board of

China Southern Airlines Company Limited

26 March 2013

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